FORTUNE INDUSTRIES, INC.

6402 CORPORATE DRIVE

INDIANAPOLIS, INDIANA 46278

Telephone: (615) 665-9060

Facsimile: (615) 312-1001

February 1, 2013

VIA EDGAR AND OVERNIGHT COURIER

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fortune Industries, Inc.
Schedule 13E-3
File No. 005-50301
Filed May 29, 2012
Preliminary Proxy Statement on Schedule 14A
File No. 001-32543
Filed May 22, 2012
Schedule 13D/A filed by Carter M. Fortune, et. al.
Filed May 11, 2007
File No. 005-50301

Dear Mr. Spirgel:

Fortune Industries, Inc. (the “Registrant”) acknowledges receipt of the Commission’s letter dated June 27, 2012, with respect to the filings referenced above and have set forth our responses below (immediately after the Staff’s comments, which are reprinted in bold italics below for the convenience of the Staff’s review). In addition, we have filed today our revised Preliminary Proxy Statement on Schedule 14A and our Amendment No. 1 to Schedule 13E-3. You will also note that, in accord with our response to the Staff’s Comment No. 35, the requisite beneficial ownership reports have been filed contemporaneously herewith. Please also note that there were some references in the Staff’s letter to “Mr. Carter,” which we have assumed to be references to the late Carter M. Fortune and have addressed those comments accordingly.

Securities and Exchange Commission

February 1, 2013

We note that, after your June letter to us, we announced on Form 8-K filed on September 20, 2012, that our company had entered into an Escrow Agreement with Ide Management Group, LLC (“IMG”) with the consent of CEP, Inc., pursuant to which we would suspend going forward with the original proposed merger transaction with CEP, Inc. and would conduct due diligence on and negotiate a definitive agreement with IMG.  In the meantime, our legal counsel had periodic telephone conversations with various SEC staff to keep the SEC informally apprised as the parties moved forward during the fall with due diligence investigations and good faith negotiations.  Ultimately, IMG and the company did not agree upon the terms of a definitive agreement and mutually agreed to terminate further discussions without liability to any party.  The funds deposited into escrow by IMG in September were refunded to IMG in full.  We announced these subsequent developments regarding IMG on Form 8-K filed on January 3, 2013.   Our board of directors has authorized the company to resume the work necessary to complete the original merger transaction with CEP, Inc. and CEP Merger Sub, Inc., and, consequently, we have turned our attention to the inquiries in your June letter to us.

Schedule 13E-3

Comment 1.	Please revise your disclosure to include on the outside front cover page of Schedule 13E-3 the legend required by Rule 13e-3(e)(1)(iii) of the Exchange Act.

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith.

Preliminary Proxy Statement on Schedule 14A General

Comment 2.	We note that your filing was tagged in the EDGAR system as a PRE 14A rather than as a PREM 14A. Please correct this error. For assistance contact EDGAR filer support at 202-551-8900. Refer to http://www.sec.gov/info/edgar.shtml#info for additional information.

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith.

Comment 3.	We note your statements in the letter to shareholders, regarding Mr. Fortune’s Loan and regarding Mr. Fortune’s “preferred and common stock...held as collateral by a commercial bank for certain personal debt obligations of Mr. Fortune.” You further state that “[f]uture default on these obligations by our majority shareholder could have a material adverse effect on the Company’s (a) operations, (b) capital structure and (c) corporate governance.” Also, you review the status of the default, etc. Please revise these statements and references to specify the potential material adverse effect on the company and the interests of the company insiders in considering this issue and structuring relief for Mr. Fortune’s Loan. It appears, for example, that your directors and officers may have interests in structuring this relief that is different from the interests of the unaffiliated security holders. Please make the same changes at the other relevant sections of your filing, including but not limited to, your reference to this matter on page 6.

Securities and Exchange Commission

February 1, 2013

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith.

Comment 4.	Please confirm that you currently do not have any golden parachute compensation arrangements with your officers and management that would require disclosure pursuant to Item 402 (t) of Regulation S-K.

Response:	This will confirm that the Registrant does not have any golden parachute compensation arrangements. In addition, the filing was amended to reflect the staff’s comment.

Comment 5.	We note that upon completion of the transaction insiders will control 91.8% of the outstanding shares and that the Large Block Holders will own approximately 8.6% of shares. Please revise to disclose any plans the filing persons may have to effect a subsequent squeeze-out merger. If there are none, revise to clearly state this fact. Refer generally to Item 6 of Schedule 13e-3 and the Instruction thereto.

Response:	No squeeze-out merger plans exist. The filing was amended to reflect the staff’s comments.

Comment 6.	Item 1014(a) of Regulation M-A requires each filing person on the Schedule 13E-3 to state a belief as to the fairness of “the Rule 13e-3 transaction” to “unaffiliated security holders.” Your disclosure in your notice of special meeting discloses that “the board acting upon the unanimous recommendation of a special committee of independent directors, unanimously approved the Merger Agreement and the Merger, and determined that the Merger Agreement and the Merger are advisable and fair to, and in the best interests of, the Company and the shareholders of the company other than the Rollover Shareholders, (emphasis added)” which are different concepts. Please revise throughout the disclosure materials to provide the fairness finding regarding the Rule 13e-3 transaction as to the unaffiliated security holders, as required by Item 1014(a).

As indicated in our subsequent comment 8, such finding must be made by each filing person, including those you may add as a result of our comments. We note that you have made the appropriate fairness determinations at other parts of the filing materials.

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith.

Securities and Exchange Commission

February 1, 2013

Comment 7.	Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. It would appear that 47% of the shares controlled by Mr. Fortune are held through the Carter M. Fortune Living Trust and that approximately 10% of shares controlled by Mr. Fortune are held by 14 West LLC. Please provide us with your analysis of why such entities have not been identified as affiliates engaged in the current transaction. In this regard, we note that these entities are parties to the voting agreement dated March 26, 2012. We may have further comment.

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith.

Summary Term Sheet, page 1 Rollover Shareholders, page 2

Comment 8.	In the first sentence under this heading you state that the rollover shareholders include, among others, Carter M. Fortune and “two entities controlled by him.” Please revise your disclosure to identify the names of these two entities.

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith. Those two entities are 14 West, LLC, an Indiana limited liability company, and the Carter M. Fortune Living Trust, u/t/a dated May 4, 2006 , as amended and restated on August 22, 2012, a trust formed under the laws of the State of Florida.

The Merger, page 2

Comment 9.	Please reduce your use of defined terms and maintain consistency in your usage of such terms. We note for example that the defined term “Shareholders” on page 2 appears to be analogous to the defined term “Large Block Holder” yet on page 17, you use the term Shareholders to refer to both Large and Small Block Holders. Please revise your disclosure accordingly. Please also ensure that you clarify your disclosure in the fairness discussion commencing on page 15 where you disclose the fairness determination made with respect to the “Shareholders and the unaffiliated shareholders...”

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith.

Securities and Exchange Commission

February 1, 2013

Interests of Certain Persons in the Merger (see page 27), page 3

Comment 10.	In this section you state that the Rollover Shareholders and management have interests in the Merger that are “different from, and in addition to, the interests of the Shareholders.” We note the cross-reference to further discussion on page 27. Please revise your discussion here to briefly outline how the interest of these shareholders differs from other shareholders. Additionally, please revise your related disclosure on page 27 to describe these differing interests in greater detail, for example, explaining how they are tied to the plan to no longer be an SEC reporting company and suspension of reporting obligations under the Securities and Exchange Act of 1934.

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith.

The Special Committee (see page 41), page 5

Comment 11.	Please tell us by what standard you considered the members of the Special Committee, and specifically Mr. Suja, to be “independent.” We note that Mr. Suja “occasionally provides real estate broker services” to Mr. Fortune. Explain how under this standard Mr. Suja is considered “independent” and not having an existing commercial relationship with the company, which is controlled largely by Mr. Fortune.

Response:	NYSE MKT Rule, Sec 803, defines independent director for purposes of issuers whose shares trade on the NYSE MKT. Mr. Suja does come within any of the persons listed who are not to be considered independent within the meaning of that rule. Mr. Suja has never been an employee of the Registrant and, even had he been an employee, the total level of his compensation, as discussed below, is not sufficient to meet the exclusion specified in Sec 803. In addition, Mr. Suja has never been paid a real estate commission by the Registrant or any of its affiliates for performing real estate brokerage services; however, in excess of six (6) years ago, he did receive a real estate commission from the owners of three parcels of commercial real estate, two of which were leased to and one of which was sold to, an affiliate of Registrant. The total commission paid by the unaffiliated party for all three events was under $100,000. Approximately eight years ago, Mr. Suja earned a commission from the vendor of a parcel of real estate in connection with the sale of the parcel to an affiliate of the Registration. That commission was less than $100,000. At the time of the determination, Mr. Suja had a three year old listing for the sale of a building formerly owned by a limited liability company of which Mr. Fortune was the sole member, and currently owned by the Carter M. Fortune Living Trust. Any commission earned for this real estate listing will be less than half of the $100,000 threshold. Based on a review of the overall circumstances, the extended time which has passed since any dealing with any entity related to the late Mr. Fortune has occurred and the overall scope of Mr. Suja’s real estate business, the board determined that Mr. Suja’s judgment would not be impaired by limited association with affiliates of the Registrant.

Securities and Exchange Commission

February 1, 2013

Fairness of the Merger; Reasons for the Recommendation of the Special Committee (see page 20), page 5

Comment 12.	Please clarify your disclosure throughout the proxy statement in which you imply that the absence of a security interest granted to lender in the shares of the company will be a benefit of the merger transaction. Although the current security interest granted by Mr. Fortune would be eliminated, the commitment letter dated February 12, 2012 from Capstar Bank indicates that shares of the surviving corporation would be pledged as collateral for the $6.0 million financing described in that letter. Further, please address how the arrangement with Capstar outlined in the commitment letter was considered to be substantively fair to unaffiliated shareholders who remain shareholders after the merger is consummated.

Response 12.	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith.

Financing of the Merger (see page 28), page 7

Comment 13.	We note the filing of the form of promissory note for $6.3 million from Mr. Fortune as an exhibit to the Schedule 13e-3. Revise your disclosure on page 28 to include a discussion of the material terms of this agreement and whether or not it has been finalized.

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith.

Conditions of the Merger (see page 45), page 7

Comment 14.	Please update your disclosure to discuss the status of the Capstar Bank commitment given the letter’s expiration date of May 31, 2012.

Response 14.	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith.

Termination of the Merger Agreement (see page 48), page 8

Comment 15.	Please disclose here and on page 48 the potential $500,000 termination fee you may have to pay to senior managers if the transaction reported here is not completed.

Securities and Exchange Commission

February 1, 2013

Response 15.	Among the events triggering a termination fee to CEP, Inc. which is owned by senior managers of the Registrant, Tena Mayberry, CEO and Randy Butler, Chief Financial Officer In the event the Merger Agreement is terminated as a result of the Registrant providing notice of a receipt of a superior proposal (as defined in the Merger Agreement) or the consummation of a change in control of the Registrant as a result of a tender offer or other transaction, the Registrant is required to pay to CEP, Inc. a termination fee of $500,000, within thirty days of the termination of the Merger Agreement. Additionally, in response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith.

Special Factors, page 13 Background, page 13

Comment 16.	We note that senior management initially approached the company regarding a going private transaction in May 2011, but the board failed to form a special committee until February 2012. Please revise your disclosure to provide details necessary to understand actions, if any, taken by the board during those nine months to explore other options or discuss the going private transaction. For example, describe all material discussions, meetings, contacts and reports among board members, management, persons who were ultimately chosen to form the special committee and/or each of the advisors to the company and to CEP that occurred during the time period prior to May 2011. Provide further detail of the specific time periods when each of the alternatives referenced were considered.

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith.

Comment 17.	Discuss in greater detail the “failed acquisition attempts of outside investors to either acquire the company or Mr. Fortune’s interest” and the other “operational factors” that prompted Ms. Mayberry and Mr. Butler to approach Mr. Carter [sic] and the Board in May 2011.

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith.

Comment 18.	Please note our comment above. We note Kraft’s consideration of a 2011 letter of intent received from an unaffiliated PEO to purchase Mr. Fortune’s interest. Disclosure regarding the receipt of this letter, the valuation range specified for the shares owned by Mr. Carter, whether and if so, how the Board and/or its advisors considered the letter and the reasons for the rejection of this alternative should be included in this background discussion.

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith.

Securities and Exchange Commission

February 1, 2013

Comment 19.	In the middle of the second paragraph under this heading you state that CEP believed that the risk factors of the company were not properly evaluated by the market and that significant changes were needed. Please revise your disclosure to discuss in greater detail what risk factors or other matter were not properly evaluated by the market.

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith.

Comment 20.	Please revise your disclosure to elaborate on the information gathered both from the interviews with Tena Mayberry and Randy Butler and the additional information obtained from public sources.

Response 20.	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith.

Fairness of the Merger; Reasons for the Recommendation, page 15

Comment 21.	Revise your disclosure throughout to clearly indicate the filing persons’ determination of fairness with respect to the two distinct groups of unaffiliated shareholders; those who will be cashed out and those who will remain shareholders of the company post-merger. In this regard, it is not clear how all of the bullet points listed relate to the consideration of fairness to each of these distinct constituencies of unaffiliated shareholders.

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith.

Comment 22.	The factors listed in paragraphs (c)-(f) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Your disclosure under this heading and “Position of the Acquiror Filing Persons...” does not address whether or not the filing persons considered these factors and if not, why the factor(s) were not deemed material or relevant. We note, for example, that the discussion of the fairness determination of the filing parties does not address the factors described in clauses (ii) through (v) of Instruction 2 to Item 1014 and Item 1014(c) and (f). Please revise or advise. Please also note our subsequent comment.

Response 22.	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith.

Securities and Exchange Commission

February 1, 2013

Comment 23.	If the board has based its fairness determination on the analysis of factors undertaken by others (e.g., the special committee or the financial advisor), the board must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). In this respect, please disclose in this section whether the board of directors expressly adopted (i) the special committee’s discussion and analyses of the factors disclosed under this heading and (ii) Kraft Analytics, LLC’s discussion commencing on page 20 through page 25. Note however, that to the extent the board did not adopt another person’s discussion and analysis or the Special Committee’s or Kraft’s analyses and discussions do not address each of the factors listed in paragraphs (c) through (f) and in Instruction 2 to Item 1014 of Regulation M-A, as noted in the prior comment, the board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. This comment applies equally to the fairness determination of each of the Acquiror Filing Persons.

Response 23.	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith.

Comment 24.	Please expand your fourth through seventh bullets to include a reference to the shares secured by Mr. Fortune’s Loan in the fourth bullet and explain why not having the control of the surviving corporation subject to a security interest granted to a lender as collateral security for indebtedness is a factor indicating fairness to the unaffiliated security holders. Please make the same changes to the other areas of your disclosure where you include these as factors indicating fairness to unaffiliated security holders.

Response:	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith.

Acquiror Filings Persons, page 18

Comment 25.	Please revise this section to provide expanded disclosure regarding the reasons behind each filing persons’ choice to engage in the transactions at this time (emphasis added). See Item 1013(c) of Regulation M-A. Note that each of the filing persons may have distinct reasons, which should be discussed. For example, disclose how the timing of Mr. Fortune’s maturing loan obligations factored into his decision to engage in the transaction at this time.

Response 25.	The filing persons do not have separate and distinct reasons for entering into this transaction at this time. The reasons disclosed for entering into this transaction at this time are interdependent.

Securities and Exchange Commission

February 1, 2013

Comment 26.	Each presentation, discussion, or report held with or presented by the financial advisor to CEP, Inc. whether oral or written, that is materially related to the current going private transaction is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Double Eagle Advisory, LLC during the Acquiror Filing Persons evaluation of the transaction. Refer to Item 9 of Schedule 13E-3 and corresponding Item 1015 (a) and (b) of Regulation M-A.

Response 26.	CEP, Inc. did not separately engage any advisors. Double Eagle Advisory, LLC was engaged by the Company as part of its authorization of pursuit expenses and activities in an effort to facilitate a transaction believed by the Company’s board of directors to be in the best interest of its unaffiliated shareholders.

Fairness Opinion of Kraft Analytics, LLC, page 20

Comment 27.	On page 21 Kraft, as financial advisor, limits their Fairness Opinion to the “use and benefit of, the Special Committee.” Disclosure relating to limitations of reliance by the shareholders on the fairness opinion or the summary of the fairness opinion in the filing is inappropriate and should be deleted.

Alternatively, please disclose the basis for Kraft’s belief that shareholders cannot rely upon the fairness opinion to support any claims against Kraft Analytics arising under applicable law (e.g., the inclusion of an express disclaimer in Kraft’s engagement letter with the company). Please describe any applicable authority regarding the availability of such a potential defense. In the absence of applicable authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable law. Further, disclose that the availability of such a defense to Kraft would have no effect of the rights and responsibilities of Kraft or the board of directors under federal securities law.

Response 27.	In this comment, the Staff references certain language it interpreted as an attempt to limit the use of the fairness opinion to the Special Committee. We did not see any language in our documents that attempts to create this limitation, and this was certainly not intended. Our March 23, 2012 letter begins as follows:

To the Members of the Board of Directors and the Special Committee:

Securities and Exchange Commission

February 1, 2013

We have been engaged to provide you with an opinion as to the fairness of the Subject Transaction from a financial perspective. Our opinion is subject to the notes, assumptions and limiting conditions identified later in this letter. On March 20, 2012 we presented our analysis to your group. The information contained in that presentation forms the basis of the opinions summarized in this letter. Collectively, this letter and the management presentation are referred to as the Deliverables. Company is permitted to use the Deliverables for regulatory disclosure purposes associated with the Subject Transaction (the “Stated Purpose”).

As indicated in the above, we acknowledge our retention by the Board and Special Committee but go on to state that “Company is permitted to use the Deliverables for regulatory disclosure purposes associated with the Subject Transaction (the “Stated Purpose”)”. The permitted use for “regulatory disclosure purposes” is not limited in our document. Therefore, it seems that this issue might be easily addressed by simply eliminating the phrase “,and for the use and benefit of,” from the fourth bolded line of the Proxy

Statement on page 21. Therefore, the phrase “,and for the use and benefit of,” has been deleted from the appropriate section.

Summary of Analysis Performed by Kraft of the Company and the Subject..., page 22

General

Comment 28.	We note that in this section you provide a wide range of values based on different valuation methods, but specifically MVIC. Please explain how the ranges above the aggregate $12.3 million value of the current transaction with the company are relevant or valuable in determining a fair value of the company under the terms of the transaction.

Response 28.	Kraft’s analysis considered the issue of fairness to common shareholders, therefore Kraft did not consider the issue of the $12.3 million purchase of the preferred shares in isolation. This is just one step in what Kraft considers to be a 4-step transaction as summarized on pages 4 and 5 of its management presentation. In addition to considering the transaction in its entirety, Kraft also considered the overall market value of all invested capital (MVIC) – interest-bearing debt, preferred, and common - so that it could then assess the issue of fairness to common shareholders in a comprehensive manner. In a capital structure that has interest-bearing debt, preferred shares, and common shares, many methods of determining value for common shareholders require Kraft to consider liquidation preferences since the common shareholders get what is left after payments to creditors and preferred shareholders in a sale/liquidation scenario. Additionally, Kraft stated the value of the preferred stock is considered throughout its analysis as a component of value that impacts the common shareholders. However, since the late Carter Fortune, and subsequently Mr. Fortune’s estate is the only holder of preferred shares and these shares were being sold well below the $27.1 million in book value and $21.3 million in appraised value, Kraft did not consider whether or not the $12.3 million price to be paid to the late Mr. Fortune was fair to him. Instead, the issue of fairness to common shareholders was Kraft’s focus and considered all noted values for the preferred shares.

Securities and Exchange Commission

February 1, 2013

Comment 29.	On page 22 you refer to the preferred stock valuation appraisal used by the special committee. Please revise your disclosure to discuss this appraisal pursuant to the disclosure requirements specified in Item 1015(a) and 1015(b) Regulation M-A. Further, include here and in other appropriate places in your disclosure, disclosure regarding the high and low end of the range of conversion rates considered in determining the preferred stock to common stock conversion ratio. Additionally, please file the appraisal report as an exhibit. Refer to Item 1016 of Regulation M-A.

Response 29.	The preferred stock valuation report was conducted by an independent third party Rodefer Moss & Co. PLLC, (Rodefer Moss) a regional certified public accounting firm with multiple offices in the South and Southeast region of the United States of America. Rodefer Moss does not provide any other services for the Company. During our due diligence process necessary to select a qualified and independent entity to perform this service, the Company considered the size of the firm, reputation, technical qualifications, acceptable accreditations, knowledge and experience. We believed the selection of a firm outside of the Company’s corporate headquarters in Indianapolis would aid in the board’s desire to ensure the independence of the firm. The Company has no material relationship with Rodefer Moss outside of the work performed for the preferred stock valuation before, during or after completion of the valuation. The Company also ensured the fee associated with the valuation was considered fair for the level of service and risk; and relative to industry expectations for such a report through inquiry and a bid process in the open market. The board and management provided Rodefer Moss with applicable public documents previously filed with the United States Securities and Exchange Commission such as Form 10-k, 10-Q and 8-K filings, along with the preferred stock agreement, and other information as requested. In addition to the valuation report being included as an exhibit to this filing; the report will also be made available for inspection and copying at the Company’s corporate headquarters during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing upon written request and at the expense of the requesting security holder. The conversion factor was based on the valuation assigned to the preferred stock by Rodefer Moss divided by the 140 day moving average of the Company’s common stock from the period September 15, 2011 through January 30, 2012. Additionally, in response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith.

Securities and Exchange Commission

February 1, 2013

Future Cash Flow Analysis, page 24

Comment 30.	It is not clear whether the projections filed as an exhibit to the Schedule 13e-3 are the projections used for purposes of this analysis. We note for example that projections under three scenarios appear to have been provided to Kraft (i.e. a base, upside and downside case). Please revise your disclosure to include all of the detailed projections provided by management and used by Kraft to calculate future cash flow analysis under each scenario. Please include information needed to understand management’s conclusory estimation that there is a 50% chance of achieving the base case, and a 25% chance of achieving either an upside or downside case.

Response 30.	In response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith.

Financing of the Merger, page 28

Comment 31.	We note that your disclosure indicates that this transaction will result in the elimination of your Chairman’s debt under a personal loan that came due April 1, 2012 whereby he pledged all of his securities as collateral. Please explain in greater detail how this result will come about upon consummation of the transaction.

Response 31.	The estate of our Chairman, Carter Fortune (the “Fortune Estate”) includes a loan with Old National Bank (the “Bank”) amounting to approximately $12.5M. This obligation is the same loan referenced in Schedule 13E-3 prior to the death of Mr. Fortune. The maturity date of the Fortune Estate’s Loan was August 31, 2012, and representatives of the Fortune Estate are currently working with the Bank to extend the maturity date to March 31, 2013 (and there can be no assurance the maturity date will be extended by the Bank). Section 8 of the proposed Forbearance Agreement provides the Bank’s consent for the release of Mr. Fortune preferred and common stock (the “Collateral”) upon successful closing of the management buyout. Pursuant to the proposed Forbearance Agreement, the Fortune Estate is required to pay the bank the entire $6,000,000 proceeds received for sale of such securities to the management team at closing as a condition precedent to release of the Collateral.

Litigation Relating to the Merger, page 32

Comment 32.	Please provide us with a copy of the complaint filed by Mark Hagen on behalf of an alleged class of the company’s shareholders.

Securities and Exchange Commission

February 1, 2013

Response:	A copy of the complaint and the Company’s motion to dismiss (and the related reply briefs and dismissal order) are being furnished to the Staff via overnight courier with this letter. We draw your attention to the fact that the litigation has been dismissed with prejudice by agreement of the parties without payment to the plaintiff. We have made the corresponding disclosures in the revised preliminary proxy.

Summary Consolidated Financial Information, page 50

Comment 33.	Please provide complete summarized financial information as required by Instruction 1 to Item 13 of Schedule 13E-3. Refer to telephone interpretation H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a nearly identical instruction in the context of a registered tender offer. For example, include the information required under Item 1010 (c) of Regulation M-A such as book value per share, the ratio of earnings to fixed charges for the periods specified and if material, pro forma financial information.

Response 33.	Please see attached Summary Consolidated Financial Information. Additionally, in response to the Staff’s comment, please see the corresponding revision(s) as filed contemporaneously herewith.

Schedule 13D/A filed May 11, 2007

Comment 34.	We direct you to the requirements in Rule 13d-2(a), which require that reporting persons promptly file an amendment to the Schedule 13D to reflect material changes to the facts set forth in the Schedule 13D. No amendments have been filed by Mr. Fortune since May 2007, notwithstanding a series of material changes to holdings of shares, changes to the filing persons who own shares, the discussions and agreements entered into relating to the current going private transaction, and as noted in our subsequent comment, the apparent formation of a group amongst the Rollover Shareholders. Please advise.

Please refer to guidance regarding delinquent filings in the Beneficial Ownership Reporting Compliance and Disclosure Interpretation 104.03 available at http://www.sec.gov/divisions/corpfin/guidance/regl3d-interp.htm.

Response:	The required Schedule 13D filings are being filed contemporaneously herewith.

Securities and Exchange Commission

February 1, 2013

Comment 35.	It would appear that the Rollover Shareholders formed a “group” as set forth in Exchange Act Section 13(d)(3) and Rule 13d-5(b). As such, such persons incurred beneficial reporting filing obligations with respect to the securities they were deemed to have acquired as of the date the shareholders reached their initial agreement(s). Please present us with your detailed legal analysis of when the group was formed and file all requisite beneficial ownership reports. We may have further comment.

Response:	The required Schedule 13D filings are being filed contemporaneously herewith.

• • •

Securities and Exchange Commission

February 1, 2013

In your letter to the Registrant, you request that a statement from the Registrant and each filing person be provided acknowledging certain matters set out in your letter, and, accordingly, that statement is attached hereto.

We appreciate the Staff’s review of the foregoing material. Should you have any questions regarding this filing, please do not hesitate to contact the undersigned at (615) 665-9060.

Sincerely,
FORTUNE INDUSTRIES, INC.

By:	/s/ Randy Butler
Randy Butler
Chief Financial Officer

Enclosures

cc:	Jeffrey B. Bailey, Esq., Counsel to Fortune Industries, Inc.
Trace Blankenship, Esq., Counsel to CEP, Inc.

In connection with the responses by Fortune Industries, Inc. (the “Registrant”) dated February 1, 2013, to the comments of the Securities and Exchange Commission Staff dated June 27, 2012, to the Registrant’s Schedule 13E-3 filed on May 29, 2012, Registrant’s Schedule 14A—Preliminary Proxy Statement, filed on May 22, 2012, and to the Registrant’s Schedule 13D/A filed by Carter M. Fortune, et al May 11, 2007, the undersigned acknowledge the following:

1.	The Registrant or filing person is responsible for the adequacy and accuracy of the disclosure of the filing;

2.	Securities and Exchange Commission Staff comments or changes to disclosures by the Registrant in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	The Registrant or filing person may not assert Securities and Exchange Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORTUNE INDUSTRIES, INC.

By:	/s/ Tena Mayberry
Tena Mayberry, President

CEP, INC.

By:	/s/ Tena Mayberry
Tena Mayberry, President

CEP MERGER SUB, INC.

By:	/s/ Tena Mayberry
Tena Mayberry, President

/s/ Tena Mayberry
Tena Mayberry, individually

/s/ Randy Butler
Randy Butler, individually

/s/ Carolynn V. Hill
The Carter M. Fortune Living Trust
by Carolynn V. Hill, Trustee